Exhibit 99.1

Unaudited Interim Report

for the three-month period ended

31 March 2013

The following is a review of our financial condition and results of operations as of 31March 2013 and for the three-month periods ended 31March 2013 and 2012, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the three-month period ended 31 March 2013, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2012 filed with the SEC on 25 March 2013 (“2012 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2012 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2013 and for three-month periods ended 31 March 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2013 and for three-month periods ended 31 March 2013 and 2012. The reported numbers as of 31 March 2013 and for three-month periods ended 31 March 2013 and 2012 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month periods ended 31 March 2013 and 2012 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume, and one of the world’s five largest consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global flagship brands Budweiser®, Stella Artois® and Beck’s®; multi-country brands such as Leffe® and Hoegaarden®; and many “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2012, we employed approximately 118,000 people, with operations in 23 countries across the world. Given the breadth of our operations, we are organized along seven business zones or segments: North America, Latin America North, Latin America South, Western Europe, Central & Eastern Europe, Asia Pacific and Global Export & Holding Companies. The first six zones correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2012 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

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local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, including the proposed combination with Grupo Modelo, joint ventures, strategic alliances or divestiture plans, and our ability to successfully integrate the operations of businesses or other assets that we acquire;

•	the outcome of pending and future litigation and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical;

•	our success in managing the risks involved in the foregoing; and

•

the risk of unexpected consequences resulting from corporate restructurings, including the Ambev Stock Swap Merger, as discussed in our 2012 Annual Report, and our ability to successfully and cost-effectively implement them and capture their intended benefits.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2012 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Summary of Changes in Accounting Policies

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on 1 January 2013:

IFRS 10 Consolidated Financial Statements, which provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements, which establishes principles for the financial reporting by parties to a joint arrangement and replaces the current proportionate consolidation method by the equity method.

IFRS 12 Disclosure of Interests in Other Entities, which combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement, which does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments that caused the most significant impacts on our interim unaudited condensed consolidated financial statements include:

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Expected returns on plan assets will no longer be recognized in profit or loss. Expected returns are replaced by recording interest income in profit or loss, which is calculated using the discount rate used to measure the pension obligation.

•

Unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs will be recognized at the earlier of when the amendment/curtailment occurs or when we recognize related restructuring or termination costs.

Except for IAS 19 (Revised 2011), the standards above did not have a significant impact on our interim unaudited condensed consolidated financial statements upon initial application.

IAS 19 (Revised 2011) requires retrospective application. Accordingly, the comparative figures in our interim unaudited condensed consolidated financial statements have been adjusted as if IAS 19 (Revised 2011) had always applied.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, we have determined that, upon initial application of IAS 19 (Revised 2011), the net interest component will be presented as part of our net finance cost. This change in presentation is in line with IAS 1, which permits entities to provide disaggregated information in the performance statements.

With the retrospective application of IAS 19 (Revised 2011) and our decision to present the net interest component as part of our net finance cost as described above, the 2012 full year adjusted total pre-tax pension expense is USD 146 million higher than previously reported, with profits from operations and net finance costs higher by USD 14 million and USD 160 million, respectively. The impact is mainly caused by the change in the calculation of returns on assets mentioned above. The impact of the retrospective application of IAS 19 (Revised 2011) on the net benefit obligation was a decrease in the liability of USD 12 million as at 31 December 2012 and as at 1 January 2012.

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Unaudited condensed consolidated interim income statement for the three months ended 31 March 2012 and the year ended 31 December 2012:

For the period ended (USD million)	31 March 2012 (adjusted)	31 March 2012 (reported)	31 December 2012 (adjusted)	31 December 2012 (reported)
Revenue	9,332	9,332	39,758	39,758
Cost of sales	(3,849)	(3,855)	(16,422)	(16,447)
Distribution expenses	(941)	(941)	(3,787)	(3,785)
Sales and marketing expenses	(1,265)	(1,266)	(5,254)	(5,258)
Administrative expenses	(512)	(508)	(2,199)	(2,187)
Other operating income/(expenses)	125	125	684	684
Exceptional items	24	24	(32)	(32)
Profit from operations (EBIT)	2,914	2,911	12,747	12,733
Net finance cost	(422)	(380)	(2,366)	(2,206)
Share of result of associates	126	126	624	624
Profit before tax	2,618	2 657	11,005	11,151
Income tax expense	(427)	(437)	(1,680)	(1,717)
Profit	2,191	2,220	9,325	9,434

Unaudited condensed consolidated interim statement of financial position as of 31 December 2012 and as of 1 January 2012:

As at (USD million)	31 December 2012 (adjusted)	31 December 2012 (reported)	1 January 2012 (adjusted)
Equity	45,453	45,441	41,057
Non-current liabilities	56,760	56,772	51,726
Employee benefits	3,687	3,699	3,427

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2013, and have not been listed in this interim report because of either their non-applicability or their immateriality to our unaudited condensed consolidated interim financial statements.

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to the Zone Latin America South. These countries were previously reported within the Zone Latin America North. The 2012 Latin America South and Latin America North information have been adjusted for comparative purposes.

Results of Operations for the Three-Month Period Ended 31 March 2013 Compared to Three-Month Period Ended 31 March 2012

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2013 and 2012.

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(3)	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	89,963	93,178	(3.5)
Revenue	9,169	9,332	(1.7)
Cost of sales	(3,904)	(3,849)	(1.4)
Gross profit	5,265	5,483	(4.0)
Distribution expenses	(939)	(941)	0.2
Sales and marketing expenses	(1,277)	(1,265)	(0.9)
Administrative expenses	(491)	(512)	4.1
Other operating income/expenses	193	125	54.4
Exceptional items	(26)	24	(208.3)
Profit from operations	2,725	2,914	(6.5)
EBITDA, as defined(2)	3,404	3,579	(4.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

(3)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Western Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Our pro rata share of volumes in Grupo Modelo is not included in the reported volumes.

The table below summarizes the volume evolution by zone.

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(thousand hectoliters)		(%)(1)
North America	28,356	29,778	(4.8)
Latin America North	28,285	29,411	(3.8)
Latin America South	9,826	10,945	(10.2)
Western Europe	5,756	6,198	(7.1)
Central & Eastern Europe	3,614	4,322	(16.4)
Asia Pacific	12,614	10,914	15.6
Global Export & Holding Companies	1,512	1,611	(6.1)

Total	89,963	93,178	(3.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated volumes for the three-month period ended 31 March 2013 decreased 3.2 million hectoliters, or 3.5%, to 90.0 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2012.

The results for the three-month period ended 31 March 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012.

•

The 2012 acquisitions include the acquisition in Dominican Republic of Cervecería Nacional Dominicana (“CND”). This transaction impacted positively our volumes by 0.6 million hectoliters (net) for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012.

Excluding volume changes attributable to the acquisitions described above, our own beer volumes decreased 4.0% in the three-month period ended 31 March 2013 compared to our own beer volumes for the three-month period ended 31 March 2012. Focus brands declined 2.9%. However, our three global brands Budweiser, Stella Artois and Beck’s grew 4.7%, with global Budweiser volumes growing by 8.4%, driven by good performances in China, Brazil, Russia and Ukraine. On the same basis, in the three-month period ended 31 March 2013, our non-beer volumes declined by 4.8% compared to the same period in 2012.

North America

In the three-month period ended 31 March 2013, our volumes in North America decreased by 1.4 million hectoliters, or 4.8%, compared to the three-month period ended 31 March 2012.

Excluding the acquisitions described above, our total volumes would have decreased by 5.0% over the same period. We estimate that industry beer sales-to-retailers adjusted for the number of selling days declined by 3.0% during the three-month period ended 31 March 2013 compared to 31 March 2012. On the same basis, our shipment volumes in the United States declined 5.2% and domestic United States beer sales-to-retailers adjusted for the number of selling days declined by 4.1%. As anticipated, the underlying domestic United States beer sales-to-retailers adjusted for the number of selling days performance in the quarter was impacted by short-term pressure on consumer disposable income, gas prices, and a difficult weather comparable. Shipment volumes were also impacted by one less selling day compared to the three-month period ended 31 March 2012.

We estimate a 50 bps decline in market share during the three-month period ended 31 March 2013, based on United States beer sales-to-retailers adjusted for the number of selling days, primarily concentrated in the sub-premium segment, against a though comparable with the first quarter 2012. We saw strong performances by Bud Light Lime Lime-A-Rita and the recently launched Bud Light Lime Straw-ber-Rita, and good growth in the high end, led by Stella Artois, Shock Top and Goose Island. The premium plus category also gained share driven by Budweiser Black Crown and Michelob Ultra. Bud Light family market share was marginally down during the three-month period ended 31 March 2013 compared to the same period last year, as we cycle the strong Bud Light Platinum launch volumes during the first quarter of 2012, while the Budweiser family, including Budweiser Black Crown, was essentially flat. These performances were offset by share losses in our sub-premium brands, due to the pressure on disposable income and our strategy of narrowing the price gap between our premium and sub-premium brands.

In Canada, our beer volumes decreased by 2.9% during the three-month period ended 31 March 2013 compared to the same period last year, due to an excise tax increase in Quebec in the fourth quarter of 2012, as well as cold weather in Ontario and the Atlantic provinces. We estimate that market share was down slightly in the three-month period ended 31 March 2013 although there was a strong performance by the Bud Light family, with growth in both share and volume following the successful launch of Bud Light Platinum.

Latin America North

In the three-month period ended 31 March 2013, our volumes in Latin America North declined by 1.1 million hectoliters, or 3.8%, compared to the same period in 2012. Excluding the acquisitions described above, our total volumes would have decreased by 5.8% over the same period, with beer volumes decreasing 7.5% and soft drink volumes decreasing 0.5% on the same basis.

In Brazil, our beer volumes declined by 8.2% during the three-month period ended 31 March 2013, due to consumption being impacted by the earlier timing of Carnival, poorer weather, high food inflation and a slowdown in the growth of disposable income. We estimate that Brazil beer industry declined by approximately 7% in the three-month period ended 31 March 2013, with our market share declining by approximately 90 bps to 68.1%, due to a though 2012 first quarter comparable in which share grew by an estimated 70 bps and our price adjustments during 2012. During the three-month period ended 31 March 2013, there was an improvement in estimated market share of 20 bps compared to the fourth quarter of 2012.

Latin America South

Latin America South volumes for the three-month period ended 31 March 2013 decreased by 1.1 million hectoliters, or 10.2%, with beer volumes decreasing 9.0% and non-beer volumes decreasing 12.0%, compared to the same period in 2012. On the same basis, our beer volumes in Argentina decreased by 10.7% as a result of a poor industry performance driven by lower consumer confidence and colder weather. However, our estimated market share for beer in Argentina saw solid growth with a good performance by the Quilmes family.

Western Europe

Our volumes, including subcontracted volumes, for the three-month period ended 31 March 2013 decreased by 0.4 million hectoliters, or 7.1%, compared to the three-month period ended 31 March 2012. Own beer volumes for the three-month period ended 31 March 2013 decreased 7.0%, as the industry in our Western European markets was impacted by an unusually cold and long winter season.

In Belgium, own beer volumes declined 9.1% in the three-month period ended 31 March 2013, fully driven by a weak industry. We estimate that we maintained market share during the quarter. In Germany, own beer volumes declined 4.4% in a weak trading environment, with high promotional activity in the off-trade channel. In the United Kingdom, own products declined 4.6% in the three-month period ended 31 March 2013. We estimate that our market share was close to flat with gains in the on-trade channel being offset by continued pressure in the off-trade channel.

Central & Eastern Europe

Our volumes for the three-month period ended 31 March 2013 decreased by 0.7 million hectoliters, or 16.4%, compared to the three-month period ended 31 March 2012. In Russia, our beer volumes fell 17.0% over the same period driven mostly by a challenging industry impacted by the new sales restrictions, the carryover of the media ban implemented in July 2012, and price increases following the most recent excise tax adjustment. Our estimated market share remains under pressure, and balancing profitability versus share is a major focus. Bud continues to perform well and grew by over 25% during the three-month period ended 31 March 2013.

In Ukraine, our beer volumes decreased 15.5% for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012, with most of the decline due to a weak industry performance due to record snowfall and cold temperatures, as well as a price increase linked to excise tax adjustments.

Asia Pacific

For the three-month period ended 31 March 2013, our volumes grew 1.7 million hectoliters, or 15.6%, compared to the same period in 2012. On the same basis, our beer volumes in China grew by 15.5%, driven by industry growth and positive market share trends. The growth of our focus brands during the three-month period ended 31 March 2013 of 21.8% was mainly driven by Budweiser, Harbin and Harbin Ice, all of which benefited from successful Chinese New Year campaigns and increased distribution.

Global Export & Holding Companies

For the three-month period ended 31 March 2013, Global Export & Holding Companies volumes declined 6.1%, compared to the same period in 2012. Excluding the transfer of activities from North America, volumes for the three-month period ended 31 March 2013 would have decreased by 2.2%.

Revenue

The following table reflects changes in revenue across our business zones for the three-month period ended 31 March 2013 as compared to our revenue for the three-month period ended 31 March 2012.

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%) (1)
North America	3,683	3,731	(1.3)
Latin America North	2,606	2,808	(7.2)
Latin America South	871	871	—
Western Europe	716	757	(5.4)
Central & Eastern Europe	271	305	(11.1)
Asia Pacific	702	538	30.5
Global Export & Holding Companies	320	322	(0.6)

Total	9,169	9,332	(1.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated revenue was USD 9,169 million for the three-month period ended 31 March 2013. This represented a decrease of USD 163 million, or 1.7% as compared to our consolidated revenue for the three-month period ended 31 March 2012 of USD 9,332 million. The results for the three-month period ended 31 March 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and currency translation effects.

•

The 2012 acquisitions include the acquisition in Dominican Republic of CND. This acquisition positively impacted our consolidated revenue by USD 96 million (net) for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012.

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Our consolidated revenue for the three-month period ended 31 March 2013 also reflects an unfavorable currency translation impact of USD 394 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our revenue would have increased 1.5% for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012. Our consolidated revenue for the three-month period ended 31 March 2013 was partly impacted by the developments in volumes discussed above. On the same basis, revenue per hectoliter improved 5.8%, driven by revenue management initiatives and the benefit of premiumization of our brand portfolio in our key markets.

The main business zones contributing to growth in our consolidated revenues were (i) Latin America North, due primarily to the carryover benefit of our 2012 price increases, as well as increased own distribution and positive premium brand mix; (ii) Latin America South, with revenue growth offsetting higher cost of sales, and higher investments behind our brands; and (iii) Asia Pacific driven mainly by strong volume and improved brand mix.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for three-month period ended 31 March 2013 as compared to the three-month period ended 31 March 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%)(1)
North America	(1,534)	(1,533)	(0.1)
Latin America North	(889)	(880)	(1.0)
Latin America South	(315)	(330)	4.5
Western Europe	(327)	(338)	3.3
Central & Eastern Europe	(165)	(181)	8.8
Asia Pacific	(418)	(327)	(27.8)
Global Export & Holding Companies	(256)	(260)	1.5

Total	(3,904)	(3,849)	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated cost of sales was USD 3,904 million for the three-month period ended 31 March 2013. This represented an increase of USD 55 million, or 1.4%, compared to our consolidated cost of sales for the three-month period ended 31 March 2012. The results for three-month period ended 31 March 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and currency translation effects.

•

The 2012 acquisitions described above negatively impacted our consolidated cost of sales by USD 39 million (net) for the three-month period ended 31 March 2013 compared to three-month period ended 31 March 2012.

•

Our consolidated cost of sales for the three-month period ended 31 March 2013 also reflects a positive currency translation impact of USD 130 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above, currency translation effects, our cost of sales would have increased by 3.8%. Our consolidated cost of sales for the three-month period ended 31 March 2013 was partly impacted by the developments in volumes discussed above. On the same basis, cost of sales increased 8.6% on a per hectoliter basis as compared to the three-month period ended 31 March 2012, due to higher input and production costs, especially in Latin America North, Latin America South and Asia Pacific, and the impact of lower fixed cost dilution.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2013 as compared to the three-month period ended 31 March 2012. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2013 were USD 2,514 million, representing a decrease of USD 79 million, or 3.0% compared to our operating expenses for the same period 2012.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the three-month period ended 31 March 2013 as compared to the three-month period ended 31 March 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%)(1)
North America	(314)	(316)	0.6
Latin America North	(345)	(347)	0.6
Latin America South	(85)	(79)	(7.6)
Western Europe	(82)	(87)	5.7
Central & Eastern Europe	(31)	(40)	22.5
Asia Pacific	(58)	(45)	(28.9)
Global Export & Holding Companies	(25)	(27)	7.4

Total	(939)	(941)	0.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated distribution expenses were USD 939 million for the three-month period ended 31 March 2013. This represented a decrease of USD 2 million, or 0.2%, as compared to the three-month period ended 31 March 2012. The results for the three-month period ended 31 March 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and currency translation effects.

•

The 2012 acquisitions described above negatively impacted our consolidated distribution expenses by USD 5 million (net) for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012.

•	Our consolidated distribution expenses for the three-month period ended 31 March 2013 also reflect a positive currency translation impact of USD 51 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the increase in distribution expenses would have been 4.7%, driven by (i) higher transportation costs related to general inflation and a higher weight of own distribution as a percentage of total volumes in Brazil; (ii) the roll-out of innovations in the United States and (iii) higher labor and transportation costs in Argentina and China.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the three-month period ended 31 March 2013 as compared to the three-month period ended 31 March 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%)(1)
North America	(444)	(422)	(5.2)
Latin America North	(311)	(316)	1.6
Latin America South	(94)	(87)	(8.0)
Western Europe	(147)	(156)	5.8
Central & Eastern Europe	(79)	(87)	9.2
Asia Pacific	(159)	(138)	(15.2)
Global Export & Holding Companies	(43)	(57)	24.6

Total	(1,277)	(1,265)	(0.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated sales and marketing expenses were USD 1,277 million for the three-month period ended 31 March 2013. This represented an increase of USD 12 million, or 0.9%, as compared to our sales and marketing expenses for the three-month period ended 31 March 2012. The results for the three-month period ended 31 March 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and currency translation effects.

•

The 2012 acquisitions described above negatively impacted our consolidated sales and marketing expenses by USD 11 million (net) for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012.

•	Our consolidated sales and marketing expenses for the three-month period ended 31 March 2013 also reflect a positive currency translation impact of USD 43 million.

Excluding the effects of the business acquisitions described above and currency translation effects, our overall sales and marketing expenses for the three-month period ended 31 March 2013 would have increased 3.5% due to higher marketing investments behind our brands and innovations, despite volume related reductions in sales expenses.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the three-month period ended 31 March 2013 as compared to the three-month period ended 31 March 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%)(1)
North America	(118)	(120)	1.7
Latin America North	(123)	(134)	8.2
Latin America South	(24)	(25)	4.0
Western Europe	(61)	(69)	11.6
Central & Eastern Europe	(23)	(27)	14.8
Asia Pacific	(64)	(57)	(12.3)
Global Export & Holding Companies	(79)	(82)	3.7

Total	(491)	(512)	4.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our consolidated administrative expenses were USD 491 million for the three-month period ended 31 March 2013. This represented a decrease of USD 21 million, or 4.1%, as compared to our consolidated administrative expenses for the three-month period ended 31 March 2012. The results for the three-month period ended 31 March 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012 and currency translation effects.

•

The 2012 acquisitions described above negatively impacted our consolidated administrative expenses by USD 6 million (net) for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012.

•	Our consolidated administrative expenses for the three-month period ended 31 March 2013 also reflect a positive currency translation impact of USD 15 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, administrative expenses would have decreased by 2.3%, mainly due to the timing of accruals for variable compensation.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the three-month period ended 31 March 2013 as compared to the three-month period ended 31 March 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%)(1)
North America	15	11	36.4
Latin America North	160	84	90.5
Latin America South	(4)	(4)	—
Western Europe	3	2	50.0
Central & Eastern Europe	—	(2)	—
Asia Pacific	10	25	(60.0)
Global Export & Holding Companies	9	9	—

Total	193	125	54.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

The net positive effect of our other operating income and expenses for the three-month period ended 31 March 2013 was USD 193 million. This represented an increase of USD 68 million, or 54.4%, compared to the three-month period ended 31 March 2012. The results for the three-month period ended 31 March 2013 reflect a negative translation impact of USD 21 million.

Excluding the effects of currency translation effects, the net positive effect of our other operating income and expenses would have increased by 73.4% for the three-month period ended 31 March 2013 as compared to the same period in 2012 mainly due to higher government incentives linked to our investments in Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2013, exceptional items consisted of restructuring charges and acquisition costs of business combinations. Exceptional items were as follows for the three-month periods ended 31 March 2013 and 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012
	(USD million)
Restructuring (including impairment losses)	(3)	(5)
Business and asset disposal (including impairment losses)	—	29
Acquisitions costs business combinations	(23)	—

Total	(26)	24

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 3 million for the three-month period ended 31 March 2013 as compared to a net cost of USD 5 million for the three-month period ended 31 March 2012. The 2013 charges primarily relate to organizational alignments in Europe and the integration of Cervecería Nacional Dominicana S.A. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in additional to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

There were no business and asset disposals (including impairment losses) for the three-month period ended 31 March 2013 compared to a net benefit of USD 29 million for the same period in 2012.

Acquisitions costs business combinations

Acquisition costs of USD 23 million for the three-month period ended 31 March 2013 relate to cost incurred for the combination with Grupo Modelo announced on 29 June 2012.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the three-month period ended 31 March 2013 as compared to the three-month period ended 31 March 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%)(1)
North America	1,288	1,376	(6.4)
Latin America North	1,097	1,214	(9.6)
Latin America South	349	346	0.9
Western Europe	103	110	(6.4)
Central & Eastern Europe	(28)	(33)	15.2
Asia Pacific	14	(4)	450
Global Export & Holding Companies	(99)	(95)	(4.2)

Total	2,725	2,914	(6.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	2012 as reported, adjusted to reflect the changes on the segment reporting and on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our profit from operations amounted to USD 2,725 million for three-month period ended 31 March 2013. This represented a decrease of USD 189 million, or 6.5%, as compared to our profit from operations for the three-month period ended 31 March 2012. The results for three-month period ended 31 March 2013 reflect the performance of our business after the completion of certain acquisitions we undertook in 2012, currency translation effects and the effects of certain exceptional items as described above.

•

The 2012 acquisitions described above positively impacted our consolidated profit from operations by USD 31 million (net) for the three-month period ended 31 March 2013 compared to the three-month period ended 31 March 2012.

•	Our consolidated profit from operations for the three-month period ended 31 March 2013 also reflects a negative currency translation impact of USD 173 million.

•

Our profit from operations for the three-month period ended 31 March 2013 was negatively impacted by USD 26 million of certain exceptional items, as compared to a positive impact of USD 24 million for the three-month period ended 31 March 2012. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2013 and 2012.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2013 as compared to three-month period ended 31 March 2012:

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(3)	Change
	(USD million)		(%)(1)
Profit	2,527	2,191	15.3
Net finance cost	32	422	92.4
Income tax expense	333	427	22.0
Share of result of associates	(167)	(126)	32.5

Profit from operations	2,725	2,914	(6.5)
Depreciation, amortization and impairment	679	665	(2.1)

EBITDA, as defined(2)	3,404	3,579	(4.9)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2012 Compared to Year Ended 31 December 2011—EBITDA, as defined” of our 2012 Annual Report for additional information on our definition and use of EBITDA, as defined.

(3)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our EBITDA, as defined, amounted to USD 3,404 million for the three-month period ended 31 March 2013. This represented a decrease of USD 175 million, or 4.9%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2012. The results for the three-month period ended 31 March 2013 reflect the performance of our business after the completion of the acquisitions we undertook in 2012 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 26 million (before impairment losses) of certain exceptional items in the three-month period ended 31 March 2013, as compared to a positive impact of USD 24 million during the three-month period ended 31 March 2012. See “—Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2013 and 2012.

Net Finance Cost

	Three-month period ended 31 March 2013	Three-month period ended 31 March 2012(2)	Change
	(USD million)		(%)(1)
Net interest expense	(443)	(448)	1.1
Net interest on net defined benefit liabilities	(37)	(42)	11.9
Accretion expense	(70)	(41)	(70.7)
Other financial results	295	109	170.6

Net finance costs before exceptional finance income	(255)	(422)	39.6
Mark-to-market adjustment on derivatives	231	—	—
Other financial results	(8)	—	—

Exceptional net finance income	223	—	—

Net finance costs	(32)	(422)	92.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our net finance cost for the three-month period ended 31 March 2013 was USD 32 million, as compared to USD 422 million for the three-month period ended 31 March 2012, representing a decrease of USD 390 million.

The decrease in net finance costs (excluding exceptional net finance income) mainly results from mark-to-market gains of USD 402 million linked to the hedging of our share based payment programs in the three-month period ended 31 March 2013, reported in other financial results. Other financial results in the three-month period ended 31 March 2012 included a USD 211 million gain from such hedges.

Accretion expenses of USD 70 million during the three-month period ended 31 March 2013 increased mainly due to the IFRS accounting treatment for the put option associated with our investment in May 2012 in CND in the Dominican Republic, with an additional non-cash impact of approximately USD 30 million per quarter.

Exceptional net finance income was USD 223 million resulting mainly from mark-to-market adjustments on hedges entered into in connection with the Modelo transaction. In a transaction related to the combination with Grupo Modelo announced on 29 June 2012, some Grupo Modelo shareholders have committed, upon tender of their Grupo Modelo shares, to acquire the equivalent of approximately 23.1 million AB InBev shares to be delivered within 5 years via a deferred share instrument, for a consideration of approximately USD 1.5 billion.

By 31 March 2013, 71% of the deferred share instrument has been hedged at an average price of approximately EUR 67 per share resulting in a mark-to-market gain of USD 231 million in the three-month period ended 31 March 2013.

Share of result of associates

Our share of result of associates for the three-month period ended 31 March 2013 was USD 167 million as compared to USD 126 million for the three-month period ended 31 March 2012, attributable to the results of our investment in Grupo Modelo in Mexico.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2013 amounted to USD 333 million, with an effective tax rate of 12.4%, as compared to an income tax expense of USD 427(1) million and an effective tax rate of 17.1%(1) for the three-month period ended 31 March 2012. The decrease in the effective tax rate mainly results from the non-taxable nature of gains from hedging linked to our share-based payment programs and the Modelo transaction, a shift in profit mix to countries with lower marginal tax rates, as well as incremental tax benefits.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 476 million for the three-month period ended 31 March 2013, a decrease of USD 49 million from USD 525(1) million for the three-month period ended 31 March 2012, a reduction that is primarily driven by the impact of currency translation.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the three-month period ended 31 March 2013 was USD 2,051 million (compared to USD 1,666(1) million for the three-month period ended 31 March 2012) with basic earnings per share of USD 1.28, based on 1,602 million shares outstanding, representing the weighted average number of shares outstanding during the three-month period ended 31 March 2013. The increase in profit attributable to our equity holders is mainly driven by gains in other financial results and lower income tax expense during the three-month period ended 31 March 2013.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the three-month period ended 31 March 2013 would have been USD 1,853 million and basic earnings per share would have been USD 1.16.

Outlook

Our outlook for 2013 is as follows:

We will continue to pursue our focus brands and premiumization strategy in the U.S., supported by a healthy innovation pipeline and a strong sales execution plan. Our previous guidance for our beer volumes in Brazil for the full year 2013 was growth of low to mid single digits. We expect the pressure on volumes in Brazil to continue in the short-term and, as a result, we now expect beer industry volume growth in Brazil in full year 2013 to be either flat or down low single digits. We continue to expect solid industry volume growth in China in 2013, following the strong first quarter 2013.

We expect revenue per hectoliter to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives.

We expect cost of sales per hectoliter to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily Brazilian real/US dollar), being partly mitigated by procurement savings and efficiency gains.

We expect distribution expenses per hectoliter to increase organically by mid single digits.

(1)	2012 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above.

Our previous guidance was for an increase in sales and marketing investments of high single digits in full year 2013. We will continue to drive top-line performance by investing behind our brands, although we now expect volume-related reductions in sales expenses. Our revised guidance is that sales and marketing investments are expected to increase by mid to high single digits in full year 2013.

We expect the average coupon on net debt to be in the range of 4.8% to 5.3%, provided that the combination with Grupo Modelo closes in the first half of 2013, as expected. The average coupon is expected to decline by 50 bps as from 2014 given the absence of the negative cash carry linked to the delay in the closing of the combination. Net pension interest expense (as a result of the revised IAS 19 Employee Benefits. See “—Summary of Changes in Accounting Policies” above) and accretion expenses, are expected to be approximately USD 40 million and USD 75 million per quarter, respectively.

Our expectation for net capital expenditure in 2013 remains unchanged at approximately USD 3.7 billion, with the increase over 2012 being driven by investments in capacity expansion in Brazil and China, in addition to commercial capital expenditures linked to our strong innovation pipeline and market programs.

After the completion of the combination with Grupo Modelo, we expect the ratio of net debt to EBITDA, as defined (adjusted for exceptional items) to reach below 2.0x during the course of 2014. Approximately one third of our gross debt is denominated in currencies other than the US dollar, principally the euro.

Recent Developments

Grupo Modelo

On 19 April 2013, AB InBev, Grupo Modelo, S.A.B. de C.V., Constellation Brands, Inc. and Crown Imports LLC, announced that they had reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging AB InBev’s proposed acquisition of the remaining stake in Grupo Modelo that it does not already own. The agreement is substantially in line with the revised transaction announced on 14 February 2013.

On 19 April 2013, the parties jointly approached the Court with the terms of a proposed Final Judgment. The proposed Final Judgment presented to the Court includes additional binding commitments to the revised transaction, which are designed to ensure a prompt divestiture of assets by AB InBev to Constellation, the necessary build-out of the Piedras Negras brewery by Constellation, as well as certain distribution guarantees for Constellation in the United States.

On 22 April 2013, the Stipulation and Order (which was filed concurrently with, and requires the parties to comply with, the proposed Final Judgment) was signed by the Court. AB InBev, Grupo Modelo and Constellation have begun moving swiftly to complete the pending transactions. These include an all-cash tender offer of USD 9.15 per share by AB InBev for all the outstanding Grupo Modelo shares it does not already own and, upon completion of the tender offer, the sale of Grupo Modelo’s Piedras Negras brewery and stake in Crown to Constellation.

On 25 April 2013, AB InBev announced the completion of the mergers of Diblo, S.A. de C.V. and Dirección de Fábricas, S.A. de C.V. with and into their affiliate, Grupo Modelo. Following the mergers, AB InBev’s economic interest in the Grupo Modelo companies remains largely unchanged at 50.3% and AB InBev has the right to appoint a tenth director on Grupo Modelo’s 20 person Board of Directors.

The Mexican Competition Commission approved the revised transaction with Constellation in early April 2013. Now that the Stipulation and Order has been signed, all regulatory approvals necessary for closing the transactions with Grupo Modelo and Constellation have been obtained. The transaction is expected to close in June 2013.

Once the tender offer has been completed and the transaction has closed, Ricardo Tadeu, previously Business Unit President for Brazil, will assume the role of Zone President Mexico and Chief Executive Officer of Grupo Modelo. Mexico will become AB InBev’s seventh Zone.

China acquisition

On 27 April 2013, we completed a transaction, previously announced in the third quarter of 2012, to acquire four breweries with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately USD 400 million.